 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153880

PROSPECTUS SUPPLEMENT
To Prospectus Dated February 9, 2009

Delta Oil & Gas, Inc.
OFFER TO PURCHASE
all of the outstanding common shares of
The Stallion Group
on the basis of
0.333333 of a share of Delta Oil & Gas, Inc. and cash in the amount of $0.0008 for each Stallion Group common share

Delta Oil & Gas, Inc. (“Delta,” “we,” “us,” or “our company”), has prepared this Prospectus Supplement to update certain information contained in its Prospectus dated February 9, 2009 (the "Prospectus”).  Set forth below is a summary of the modification to our tender offer, commenced on February 9, 2009, pursuant to which we extended the expiration date of the tender offer and modified the minimum tender condition.  This Supplement should be read in conjunction with the Prospectus. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 17, 2009.

The Prospectus is hereby amended and supplemented to add the following:

On March 17, 2009, Delta issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., Eastern time on Thursday March 26, 2009. The Offer previously was scheduled to expire at 5:00 p.m., Eastern time, on Wednesday, March 25, 2009.  Approximately 8,142,864 shares of Stallion Common Stock had been tendered and not withdrawn as of the close of business on March 16, 2009.  Shares of Stallion Common Stock tendered in the offer may be withdrawn by or on behalf of the depositing shareholder at any time during the period that the tender offer remains open by following the applicable procedures set forth in the Prospectus.